UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               Aether Systems Inc.
                          ----------------------------
                                 NAME OF ISSUER:


                          Common Stock (Par Value $.01)
                          ----------------------------
                          TITLE OF CLASS OF SECURITIES


                                   00808V 10 5
                          ----------------------------
                                  CUSIP NUMBER


                                December 31, 1999
                          ----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ X ]    Rule 13d-1(d)

CUSIP NO. 00808V 10 5              13G                         Page 2 of 7 Pages
          ------------                                             ---  ---
--------------------------------------------------------------------------------


    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NexGen Technologies, L.L.C.          17-9802074

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland

                                             5     SOLE VOTING POWER
                NUMBER OF                          6,452,084

                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         16,900,078
                OWNED BY
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          6,452,084
                 PERSON
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   6,452,084


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,900,078

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [  ]*

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           44.6%

   12      TYPE OF REPORTING PERSON*

           PN
----------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 00808V 10 5                 13G                   Page 3 of 7 Pages
          ------------                                          ---  ---

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    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David S. Oros         ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                                             5     SOLE VOTING POWER
                NUMBER OF                          7,324,584

                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY                         17,772,578
                OWNED BY
                  EACH                       7     SOLE DISPOSITIVE POWER
                REPORTING                          7,324,584
                 PERSON
                  WITH                       8     SHARED DISPOSITIVE POWER
                                                   7,324,584


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,772,578

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [  ]*

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           45.9%

   12      TYPE OF REPORTING PERSON*

           IN
----------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 4 of 7 Pages
                                                                ---  ---

Item l(a).        Name of Issuer:

                  Aether Systems Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 11460 Cronridge Drive, Owings Mills, Maryland 21117

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of NexGen Techologies, L.L.C. and David S. Oros

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of NexGen Technologies, L.L.C. and David S. Oros is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

Item 2(c).        Citizenship:

                  The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, par value $.01 per share (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)      [  ] Broker or dealer registered under section 15 of
                                the Act;

                  (b)      [  ] Bank as defined in section 3(a)(6) of the Act;


                  (c)      [  ] Insurance Company as defined in section 3(a)(19)
                                of the Act;

                  (d)      [  ] Investment Company registered under section 8 of
                                the Investment Company Act of 1940;

                  (e)      [  ] An investment adviser in accordance with Rule
                                13d-1 (b)(l)(ii)(E);

                  (f)      [ ]  An employee  benefit plan, or endowment fund in
                                accordance with Rule 13d- 1 (b)(I)(ii)(F);

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                                                            Page 5 of 7 Pages
                                                                ---  ---


                  (g)      [ ] A parent  holding  company or  control  person in
                               accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)      [ ] A savings  association as defined in section 3(b)
                               of the Federal Deposit Insurance Act;

                  (i)      [ ] A  church  plan  that  is  excluded   from  the
                               definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)      [ ] Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).


       If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


Item 4.  Ownership.

                  (a)      Amount beneficially owned:

                           Nexgen Technologies, L.L.C.        16,900,078

                           David S. Oros                      17,772,578

                  (b)      Percent of class:

                           NexGen Technologies, L.L.C.           44.6%

                           David S. Oros                         45.9%

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    NexGen directly owns 6,452,084 shares of Common Stock. David Oros owns warrants to purchase 872,500 shares of Common Stock.

                           (ii) Shared power to vote or to direct the vote:

                                    As a result of the voting agreement with Telcom-ATI Investors, L.L.C., 3Com Corporation and Reuters MarketClip Holdings Sarl, NexGen has the shared power to vote 16,900,078 shares of Common Stock.

                                    Mr. Oros individually and through
                                    his ability to control NexGen and
                                    NexGen's rights under the stockholder
                                    agreement, has the shared power to vote
                                    or to direct the vote of 17,722,578
                                    shares of Common Stock.

                                                            Page 6 of 7 Pages
                                                                ---  ---

                           (iii) Sole power to dispose or to  direct the
                                 disposition of:

                                    NexGen has the sole power to dispose or to direct the disposition of 6,452,084 shares of Common Stock. Mr. Oros has the sole power to dispose or to direct the disposition of 7,324,584 shares of Common Stock.

                           (iv) Shared power to dispose or to direct the disposition of:

                                    NexGen has the shared power to dispose
                                    of 6,452,084 shares of Common Stock.

                                    Mr. Oros has the shared power to dispose of 7,324,584 shares of Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         N/A


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                                                            Page 7 of 7 Pages
                                                                ---  ---
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2000


                                            NEXGEN TECHNOLOGIES, L.L.C.
                                            By:    /s/ David S. Oros
                                            ---------------------------
                                            Name:   David S. Oros
                                            Title:  Secretary


                                            /s/ David S. Oros
                                            ---------------------------
                                                David S. Oros